

Mail Stop 6010

August 14, 2008

Via Facsimile and U.S. Mail

Mr. Brian K. Hutchison
Chief Executive Officer
RTI Biologics, Inc.
11621 Research Circle
Alachua, FL   32615

> **Re:** **RTI Biologics, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 0-31271**

Dear Mr. Hutchison:

　　We have reviewed your response letter dated July 25, 2008 and have the following additional comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed July 25, 2008

Exhibit 99.1

1.   We note your disclosure of adjusted net income and diluted net income per share. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for *each* non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Please confirm that you will revise your Forms 8-K in future periods to provide the appropriate reconciliations and disclosures.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding this comment. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

                                Sincerely,

                                Lynn Dicker
                                Reviewing Accountant